UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 15, 2016

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ＿   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ＿   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ＿   **No X**

Enclosure: Press release - **AngloGold Ashanti Trebles Free Cash Flow to $108m, Cuts Net Debt 32%**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

15 August 2016

NEWS RELEASE

AngloGold Ashanti Trebles Free Cash Flow to $108m, Cuts Net Debt 32%

(JOHANNESBURG – PRESS RELEASE) -- AngloGold Ashanti said it more than trebled free cash flow generation in the first half of the year to $108m and lowered net debt by almost a third, as costs fell and it took advantage of a higher gold price.

AngloGold Ashanti has delivered on a range of self-help measures over the past two years to reduce debt using internally generated funds. In focusing on improving the quality of its production, the Company has sold some mines, closed others and made significant reductions to all areas of cost as it prioritises sustainable improvements to free cash flow and returns.

"We will continue to push hard to improve operational and cost performance, as well as our overall balance sheet flexibility, regardless of the gold price environment," Chief Executive Officer Srinivasan Venkatakrishnan said. "Our focus remains to improve margins and grow cash flow and returns on a sustainable basis."

Net debt fell by 32% to $2.1bn as at June 30 of this year from $3.1bn at the end of June last year, significantly lowering interest payments. On 1 August 2016, AngloGold Ashanti also completed the redemption of the remaining 8.5%, seven year bonds outstanding, at a total cost of the $503m. This extinguished the Company's most expensive debt and fulfilled a key strategic objective by further reducing its future interest payments.

All-in sustaining costs (AISC) improved to an average of $911/oz in the six months through 30 June, compared with the $924/oz recorded in the first half of 2015. Production from continuing operations was 1.745Moz, versus 1.878Moz in the comparable period last year given the unforeseen challenges faced at the Kibali joint venture and planned reduction in output from the Tropicana, Geita and Obuasi mines.

The Company's International Operations produced 1.259Moz at AISC of $873/oz, accounting for almost three in every four ounces mined. The performance benefited from weaker currencies versus the dollar in Argentina, Australia and Brazil. There were especially strong cost performances from Sunrise Dam and Cerro Vanguardia, which posted significant efficiency gains during the first half of 2016.

A number of brownfield expansion or mine-life extension projects are under way, including at Siguiri in Guinea, Sadiola in Mali, Tropicana in Australia and Geita, in Tanzania. Pre-feasibility studies of two key projects in Colombia are expected to be completed next year, potentially adding significant new reserves to the Company's mineral inventory.

AngloGold Ashanti's South African operations delivered 486,000oz of production at AISC of $958/oz, a 13% cost reduction from the first six months of last year. Mponeng, the largest of the local mines, continued its recovery with a 25% jump in output and a 28% reduction in AISC to $893/oz. Tragically, there were three work-related fatalities at the South African operations during the period under review, overshadowing safety improvements that have been made across the balance of the portfolio. The South African operations continue to face significant challenges due to safety-related stoppages, which have continued throughout the year.

Adjusted headline earnings were $159m, or 39 cents per share in the first half of 2016, compared with $61m, or 15 cents per share, in the first half of 2015. Net profit attributable to equity shareholders during the first half of 2016 was $52m compared with a net loss from continuing operations of $23m a year earlier.

Adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA) decreased by $12m, or 2% from $793m in the six month period ended 30 June 2015 to $781m in the six months ended 30 June 2016. The lower production year-on-year was largely offset by cost improvements over the same period. The ratio of net debt to adjusted EBITDA at the end of June 2016 was 1.44 times, compared with the 1.47 times recorded at the end March 2016, and 1.95 times at the end of June 2015, highlighting the success of AngloGold Ashanti's continued efforts to deleverage and sustainably improve cash flow.

Ends

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts

Media

Chris Nthite   +27 11 637 6388/+27 83 301 2481   cnthite@anglogoldashanti.com

Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com

General inquiries   media@anglogoldashanti.com

Investors

Stewart Bailey   +27 81 032 2563 / +27 11 637 6031   sbailey@anglogoldashanti.com

Sabrina Brockman   +1 212 858 7702 / +1 646 379 2555   sbrockman@anglogoldashanti.com

Fundisa Mgidi   +27 11 6376763 / +27 82 821 5322   fmgidi@anglogoldashanti.com

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG-CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 15, 2016

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance